                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)
                  [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2003

                                       OR

                  [   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ___________

Commission file number:  1-5418

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          PITTSBURGH DIVISION PROFIT SHARING PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 SUPERVALU INC.
                             11840 Valley View Road
                          Eden Prairie, Minnesota 55344

                        FINANCIAL STATEMENTS AND EXHIBITS

     The following financial statements of Pittsburgh Division Profit Sharing Plan are included herein:

1.      Independent Auditors' Report of KPMG LLP dated August 4, 2003.

2. Statements of Net Assets Available for Benefits as of February 28, 2003 and 2002.

3. Statements of Changes in Net Assets Available for Benefits for the Fiscal Years Ended February 28, 2003 and 2002.

4. Notes to the Financial Statements for the Fiscal Years Ended February 28, 2003 and 2002.

Ex-23   Independent Auditors' Consent of KPMG LLP.

Ex-32.1 Certification by the Chairman of the SUPERVALU INC. Retirement Committee
        (Plan Administrator) Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Ex-32.2 Certification by the Chief Financial Officer (Principal Plan Sponsor)
        Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Pittsburgh Division Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                      PITTSBURGH DIVISION PROFIT SHARING PLAN

DATE: August 20, 2003                 By: SUPERVALU INC., the plan administrator


                                           By: /s/ Pamela K. Knous
                                               ---------------------------------
                                               Pamela K. Knous
                                               Executive Vice President and
                                               Chief Financial Officer

                               PITTSBURGH DIVISION
                               PROFIT SHARING PLAN

                              Financial Statements

                           February 28, 2003 and 2002

                   (With Independent Auditors' Report Thereon)

                               PITTSBURGH DIVISION
                               PROFIT SHARING PLAN

                                Table of Contents

                                                                          Page

Independent Auditors' Report                                                1

Statements of Net Assets Available for Benefits                             2

Statements of Changes in Net Assets Available for Benefits                  3

Notes to Financial Statements                                               4

                          Independent Auditors' Report


The Administrative Committee
SUPERVALU INC.
Eden Prairie, Minnesota:

We have audited the accompanying statements of net assets available for benefits of the Pittsburgh Division Profit Sharing Plan (the Plan) as of February 28, 2003 and 2002, and the related statements of changes in net assets available for benefits for the fiscal years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of February 28, 2003 and 2002, and the changes in net assets available for benefits for the fiscal years then ended, in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG LLP

August 4, 2003

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                               PITTSBURGH DIVISION
                               PROFIT SHARING PLAN

                 Statements of Net Assets Available for Benefits

                           February 28, 2003 and 2002

                                                              2003            2002
                                                          ------------    ------------
Assets:
     Investments in SUPERVALU INC. 401(k) Master Trust,
        at fair value                                     $ 47,951,757      53,388,787
     Contribution receivable from employer                   1,538,328       1,596,138
Liabilities:
     Expenses payable                                          (52,403)        (10,457)
                                                          ------------    ------------
                 Net assets available for benefits        $ 49,437,682      54,974,468
                                                          ============    ============


See accompanying notes to financial statements.

                               PITTSBURGH DIVISION
                               PROFIT SHARING PLAN

           Statements of Changes in Net Assets Available for Benefits

                  Fiscal years ended February 28, 2003 and 2002

                                                       2003             2002
                                                   ------------    ------------
Additions (reductions):
     Investment (loss) income from SUPERVALU INC.
        401(k) Master Trust                        $ (3,146,109)      1,577,237
     Contributions:
        Employer                                      1,550,830       1,600,349
                                                   ------------    ------------
                 Total (reductions) additions        (1,595,279)      3,177,586
                                                   ------------    ------------
Deductions:
     Distributions to participants                   (3,715,664)     (3,834,212)
     Administrative expenses                           (225,843)       (247,567)
                                                   ------------    ------------
                 Total deductions                    (3,941,507)     (4,081,779)
                                                   ------------    ------------
                 Net decrease                        (5,536,786)       (904,193)
Net assets available for benefits:
     Beginning of year                               54,974,468      55,878,661
                                                   ------------    ------------
     End of year                                   $ 49,437,682      54,974,468
                                                   ============    ============


See accompanying notes to financial statements.

                              PITTSBURGH DIVISION
                              PROFIT SHARING PLAN

                         Notes to Financial Statements

                           February 28, 2003 and 2002


(1)  Summary Description of the Plan

     The following description of the Pittsburgh Division Profit Sharing Plan (the Plan) is provided for general information purposes only. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

     The Plan, amended and restated February 23, 1997, was originally established on December 31, 1961 as a defined contribution profit sharing plan for all full-time employees of the Pittsburgh Division of SUPERVALU INC. (the Company).

     Under provisions of the Plan, as amended, all full-time employees of the Company who are 21 years of age or older are eligible to participate in the Plan after completing one year of eligible service. Contributions to the Plan are determined each year at the discretion of the Retirement Committee of the Company and are limited to the amount deductible for federal income tax purposes. Prior to March 1, 2002, the Company's contribution is allocated among the participants based on the ratio of each participant's compensation, weighted for length of service, to total weighted compensation for all participants for the year, except that a participant's allocation may not exceed the lesser of 25% of the participant's compensation or $30,000 as adjusted for cost-of-living increases in accordance with Section 415(d) of the Internal Revenue Code. Effective March 1, 2002, a participant's allocation may not exceed the lesser of 100% of the participant's compensation or $40,000. Separate accounts are maintained for each participant.

     The Plan provides that the Administrative Committee, solely at its discretion, may elect to implement nondeductible voluntary contributions which would allow Plan participants to contribute to the Plan a sum not to exceed 10% of the participant's applicable compensation during the Plan year. The Administrative Committee has not elected this option; therefore, no participant contributions have been made. Employer contributions may be directed into one or more of the funds within the SUPERVALU INC. 401(k) Master Trust (the 401(k) Master Trust).

     The Plan accounts of participants within the 401(k) Master Trust are consolidated, resulting in each participant having only one account within the 401(k) Master Trust. Therefore, participant movement between plans results in asset transfers within the 401(k) Master Trust.


                                        4                            (Continued)

                              PITTSBURGH DIVISION
                              PROFIT SHARING PLAN

                         Notes to Financial Statements

                           February 28, 2003 and 2002


     All amounts contributed by employees, if allowed, are 100% vested at all times. Participants become vested with respect to employer contributions based upon the following graduated scale:

                                                       Vested portion
                                                      of participant's
                  Years of vesting service                 account
              ------------------------------------   ------------------
              Less than 2 years                                0%
              2 years but less than 3 years                   20%
              3 years but less than 4 years                   40%
              4 years but less than 5 years                   60%
              5 years or more                                100%

     Regardless of years of vested service, a Plan participant will automatically become fully vested in employer contributions upon reaching the age of 60, or upon death, disability, or Plan termination.

     Forfeitures of nonvested amounts shall be allocated to the remaining participants in the same manner as the Company's annual contribution. Forfeitures of nonvested amounts totaling $19,336 and $13,459 were allocated to remaining participants in fiscal 2003 and 2002, respectively.

     Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. Each participant's account would immediately vest and the balance would be distributed to the participant in full upon termination.

     Benefits under the Plan are payable in a lump sum.

(2)  Summary of Significant Accounting Policies

     (a)  Basis of Presentation

          The accompanying financial statements of the Plan are presented on the accrual basis of accounting.

     (b)  Investments

          Investment assets of the Plan are stated at current fair value. Investments in various funds represent the Plan's pro-rata share of the quoted market value of the fund's net assets as reported by the Trustee (as defined in note 3). Investment contracts in the Principal Conservation Fund are stated at contract value, which approximates fair value.

          Purchases and sales of securities are recorded on a trade-date basis.

     (c)  Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

                                        5                            (Continued)

                              PITTSBURGH DIVISION
                              PROFIT SHARING PLAN

                         Notes to Financial Statements

                           February 28, 2003 and 2002


     (d)  Expenses

          The reasonable expenses of administering the Plan shall be payable out of the Plan's funds except to the extent that the Company, in its discretion, directly pays the expenses. In fiscal 2003 and 2002, SUPERVALU did pay certain expenses on behalf of the Plan.

     (e)  Risk and Uncertainties

          The Plan provides for various investment fund options. Investment securities are exposed to various risks, such as interest rate, market fluctuation, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant's account balances and the amounts reported in the statements of net assets available for benefits.

(3)  Trustee

     On May 24, 2002, Bank of New York (the Trustee) was appointed the Trustee and custodian of the Plan's assets by the Retirement Committee. Prior to May 24, 2002, Bankers Trust Company was the appointed Trustee and custodian of the Plan's assets. The Plan's assets were transferred to Bank of New York on August 1, 2002.

(4)  Investments

     Under the terms of the trust agreement, the Trustee manages investments on behalf of the Plan. In accordance with the trust agreement, certain assets of the Plan are held together with assets of other plans sponsored by SUPERVALU in the 401(k) Master Trust.

     The 401(k) Master Trust includes the SUPERVALU Wholesale Employees' 401(k) Plan, the SUPERVALU Retail Employees' 401(k) Plan, the SUPERVALU Pre-tax Savings and Profit Sharing Plan, and the Pittsburgh Division Profit Sharing Plan.

     The Trustee allocates interest and investment income, and net realized gains and losses to each of the funds in the 401(k) Master Trust based on the actual performance of each fund. Financial information related to the 401(k) Master Trust is prepared and filed in accordance with the Department of Labor's regulations.

     The recordkeeper (Hewitt Associates LLC) allocates interest and dividends, net realized (unrealized) gains and losses, and administrative expenses to each of the plans in the 401(k) Master Trust based upon the ratio of net assets of the Plan to the total net assets of the 401(k) Master Trust. Separate accounts are maintained by the recordkeeper for participants in each plan, and funds may be distributed to or withdrawn by participants in accordance with the appropriate plan's terms.


                                       6                             (Continued)

                              PITTSBURGH DIVISION
                               PROFIT SHARING PLAN

                         Notes to Financial Statements

                           February 28, 2003 and 2002


     Fair values of investments in the 401(k) Master Trust are as follows:

                                                       February 28
                                              ------------------------------
                                                   2003             2002
                                              -------------    -------------
     Investments at fair value:
         Collective investment funds          $ 389,403,886      398,250,892
         Common stock held by:
             Equity funds                        59,654,201       75,424,497
             SUPERVALU Common Stock Fund         38,171,480       73,534,489
         Cash and cash equivalents                4,598,893        8,468,711
         Accrued income                             456,043          465,940
         Net settlements payable                   (142,654)        (713,538)
         Loans receivable from participants      15,646,739       16,299,353
                                              -------------    -------------
                                              $ 507,788,588      571,730,344
                                              =============    =============

     Investment (loss) income for the 401(k) Master Trust for the fiscal years ended February 28, 2003 and 2002 are as follows:

                                                    2003            2002
                                                ------------    ------------
     Net realized and unrealized (depreciation)
         appreciation in fair value of
         investments:
            Collective investment funds         $(36,851,749)     (7,553,472)
            Common stock                         (36,567,190)     30,619,676
                                                ------------    ------------
                                                 (73,418,939)     23,066,204
     Interest                                      2,883,250       3,246,272
     Dividends                                     2,609,537       2,316,756
                                                ------------    ------------
                Net investment (loss) income    $(67,926,152)     28,629,232
                                                ============    ============


     At February 28, 2003 and 2002, the Plan held 9.5% and 9.3%, respectively, of the 401(k) Master Trust assets.

(5)  Federal Income Tax Status

     The plan administrator has received a determination letter, dated April 1, 2002, from the Internal Revenue Service indicating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the Code) and that the trust established in connection therewith is exempt from federal income tax under Section 501(a) of the Code. SUPERVALU believes the Plan continues to meet the requirements of Section 401(a) of the Code and that the related trust is exempt from income tax under Section 501(a) of the Code. Therefore, no provision for income taxes has been made.


                                        7                            (Continued)

                              PITTSBURGH DIVISION
                              PROFIT SHARING PLAN

                         Notes to Financial Statements

                           February 28, 2003 and 2002

(6)  Party-in-interest Transactions

     The Plan engages in transactions involving the acquisition and disposition of investment funds with the current Trustee, Bank of New York, and the former Trustee, Bankers Trust Company, and the 401(k) Master Trust, who are parties-in-interest with respect to the Plan. These transactions are covered by an exemption from the "prohibited transactions" provision of ERISA and the Code.

(7)  Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for participants per the financial statements to Form 5500:

                                                           February 28
                                                     -------------------------
                                                        2003          2002
                                                     -----------   -----------
     Net assets available for participants per
         the financial statements                    $49,437,682    54,974,468
     Amounts allocated to withdrawing participants          --            (600)
                                                     -----------   -----------
     Net assets available for participants per
         Form 5500                                   $49,437,682    54,973,868
                                                     ===========   ===========

     The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 for the fiscal year ended February 28, 2003:

     Benefits paid to participants per the financial
         statements                                                $ 3,715,664
     Less amounts allocated to withdrawing participants at
         February 28, 2002                                                (600)
                                                                   -----------
     Benefits paid to participants per Form 5500                   $ 3,715,064
                                                                   ===========

     Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to February 28, 2002, but not yet paid as of that date.


                                       8